Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

November 5, 2007
Our ref. No. PI 161

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Co
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Subsidiary RYOSHOKU Revises Full-Year Forecasts**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
General Manager,
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on November 5, 2007

Subsidiary RYOSHOKU Revises Full-Year Forecasts

Mitsubishi Corporation (MC) today announced that consolidated subsidiary RYOSHOKU LIMITED has revised its full-year forecasts for the year ending December 31, 2007, which were announced on August 10, 2007.

This will have a negligible effect on MC's consolidated and non-consolidated financial results for the fiscal year ending March 31, 2008.

(Attachment)
RYOSHOKU Announcement

(Translation of RYOSHOKU Announcement)

November 5, 2007
RYOSHOKU LIMITED

RYOSHOKU Revises Full-Year Forecasts

RYOSHOKU LIMITED today revised its full-year forecasts for the year ending December 31, 2007, which were announced on August 10, 2007. Details of the revisions are as follows.

1. Revision of 2007 Full-Year Forecasts (January 1, 2007 to December 31, 2007)

(1) Consolidated

(Million Yen, %)

	Sales Transaction	Operating Income	Ordinary Income	Net Income
Previous forecasts (A)	1,400,000	8,560	9,100	4,350
Current forecasts (B)	1,400,000	6,200	7,000	3,100
Change (B-A)	—	-2,360	-2,100	-1,250
Change (%)	—	-27.6	-23.1	-28.7
(Reference) Results for the previous fiscal year (ended December 31, 2006)	1,436,738	5,700	6,406	314

(2) Non-consolidated

(Million Yen, %)

	Sales Transaction	Operating Income	Ordinary Income	Net Income
Previous forecasts (A)	1,050,000	7,200	8,250	4,300
Current forecasts (B)	1,050,000	5,300	6,400	2,700
Change (B-A)	—	-1,900	-1,850	-1,600
Change (%)	—	-26.4	-22.4	-37.2
(Reference) Results for the previous fiscal year (ended December 31, 2006)	829,117	3,774	5,256	6,207

2. Reason for Revisions

RYOSHOKU expects to generate sales transactions as previously forecast. In terms of earnings, however, it has lowered its forecast for gross profit margin, which previously

projected an improvement. Although progress has been made lowering costs, this revision partly reflects a reduction in sales promotion expenses received from manufacturers amid stiffer price-based competition in the retail sector, which is being fanned by consumer preferences for low-priced products. Taking also into account higher upfront expenses for new businesses such as chilled products, RYOSHOKU has also lowered its forecasts for operating income, ordinary income and net income.

Note: The above forecasts were prepared based on information currently available to management and a number of factors may cause actual results to differ materially from projections.

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END